Q3 Earnings Report 2026: PERIOD ENDED September 30, 2026

2 Cautionary Statement Regarding Forward-Looking Statements This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Brightstar Lottery PLC’s (the “Company”) future financial and operating performance, medium-term growth outlook, planned investments in growth initiatives, the expansion of digital and consumer offerings in Italy, and the Company’s ability to leverage its market positions, technology capabilities and customer relationships to drive sustainable growth and shareholder value, and the Company’s expectation of maintaining leverage within its targeted range. Forward-looking statements include, without limitation, statements regarding expected or reaffirmed FY’26 revenue, Adjusted EBITDA, cash from operations, net cash used in operating activities, capital expenditures, operational growth driver contribution, as well as assumptions underlying such guidance, including EUR/USD exchange-rate assumptions, expected benefits from cost efficiencies, and anticipated shareholder returns, including the expected payment of the declared quarterly dividend and any future share repurchases. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “may,” “will,” “target,” “reaffirm,” “outlook,” “guidance,” “refine,” or similar expressions. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, among others: changes in economic, competitive, regulatory, and political conditions; risks related to contract awards, renewals, transitions, launches and execution; reliance on regulatory approvals and timing; risks associated with digital execution, technology initiatives, and product development; inflationary pressures; interest rate and foreign exchange volatility, including changes in EUR/USD rates from the assumptions used in the Company’s FY’26 outlook; changes in consumer behavior, including lottery wager levels, same-store sales, jackpot activity and game performance; capital market conditions, including credit ratings, refinancing availability, revolving credit facility availability and the cost of debt; and the risk factors described in the Company’s most recent Annual Report on Form 20-F and other filings with the SEC. Forward-looking statements speak only as of the date they are made. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Nothing in this release should be relied upon as a guarantee of future performance. Investors should not place undue reliance on guidance, outlook, targets, assumptions or other forward-looking statements. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Adjusted EBIT represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, impairment losses, restructuring expenses, transformation costs, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBIT is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBIT margin represents Adjusted EBIT divided by revenue. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, transformation costs, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBITDA is useful in providing period-to- period comparisons of the results of the Company's ongoing operational performance. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted- average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months prior to such date. Management believes that net debt leverage is a useful measure to assess the Company’s financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing the Company’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP adjustment to certain financial measures that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Full Year 2026 Outlook The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results may vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law. A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted. BRIGHTSTAR EARNINGS REPORT – Q3’26

Contents 03 Appendix04 01 Strategy Update 02 Financial Results Q&A BRIGHTSTAR EARNINGS REPORT – Q3’263

01 Strategy Update

01 STRATEGY UPDATE BRIGHTSTAR EARNINGS REPORT – Q3’265 Q3’26 Revenue & Profit In Line with Expectations; Performance Demonstrates Durability of Business Revenue of $607M includes FX & increased SRA; Operational growth drivers fueled 4% expansion Continued investment in contract portfolio, technology & game innovation to drive future growth YTD* shareholder remuneration is ~11% of market cap *Includes cash dividends paid & share repurchases through November 9, 2026

01 STRATEGY UPDATE Product Sales & Other Service Revenue in ROW Drive Growth (Before Service Revenue Amortization) BRIGHTSTAR EARNINGS REPORT – Q3’266 SSS Q3’25 Q3’26 YTD’25 YTD’26 Italy U.S. Instants & Draw Multi-state Jackpots Rest of World Total Instants & Draw Multi-state Jackpots 6.1% 7.7% 1.6% 69.2% 14.3% 7.9% 3.9% 69.2% (1.2%) (5.5%) (1.4%) (30.6%) 3.3% (3.9%) (1.0%) (30.6%) 2.9% (0.8%) 0.3% (10.5%) 8.4% 1.2% 2.0% (10.5%) 1.1% (1.6%) (0.3%) (13.8%) 4.7% (0.5%) 0.4% (13.8%)

01 STRATEGY UPDATE 7 BRIGHTSTAR EARNINGS REPORT – Q3’26 Excellent Progress on Multi-dimensional Italy B2C Expansion Plans Launched Self-Service OTTO Offer Launched Proximity Services MYLOTTERIES Ecosystem Driving Digital Account Activation

02 Financial Results

304 301 301 257 (6) (3) (11) 12 36 (47) 211 (3) 208 69 99 98 629 611 607 Q3'25 U.K. Transition Instant Ticket & Draw U.S. MSJP Other Service Product Sales Upfront License Fee Amortization (SRA) Excluding FX FX Q3'26 RoW Italy U.S. & Canada Increased Italy Lotto license fee amortization Retail hardware sales & Instant tickets 02 FINANCIAL RESULTS Higher Non-Cash Service Revenue Amortization Impacts Reported Revenue; Operational Growth Drivers Contribute 4% Amounts in $ millions, unless otherwise noted Total Instant Ticket & Draw Wager-based Revenue BRIGHTSTAR EARNINGS REPORT – Q3’269 Revenue: YTD'25 YTD'26 1,843 (31) 22 (8) 30 30 (136) 1,750 29 1,778 Software services & Italy B2C expansion Operational Growth Drivers

95 Q3'25 Service Revenue Amortization Operational Drivers Tax Provision Other FX Q3'26 (46) 15 (9) 45 (12) YTD’25 YTD’26 43 (146) 51 76 (10) 150 164 2 294 292 289 Q3'25 UK Transition Other Service Product Other Excluding FX FX Q3'26 22 (7) (9) (7) (3) 818 YTD'25 22 14(32) 16 24 838 861 YTD'26 02 FINANCIAL RESULTS 10 Q3 Profit In Line With Expectations BRIGHTSTAR EARNINGS REPORT – Q3’26 (1) Does not impact adjusted EBITDA (2) Operational drivers includes gross profit, G&A, R&D, S&M & D&A (3) Other includes G&A, R&D & S&M *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Amounts in $ millions, unless otherwise noted • Global product sales • Software services in ROW • Cost efficiencies • Lower tax provision on pre-tax income (1) (3) • Lower same store sales • U.K. transition • Investments in growth initiatives • Increase to non-cash service revenue amortization (1) Income from Continuing Operations Adjusted EBITDA* Growth Drivers Offsets To Growth (2)

02 FINANCIAL RESULTS

Increasing Return to Shareholders

($1,101M)/ $574M

YTD 26 Cash from Operations including & excluding Lotto upfront license payment

$204M

YTD[1] Shareholder Returns

$313M

YTD 26 CapEx

$0.49/ $0.34

YTD 26 Diluted EPS/ Adjusted EPS*
vs. ($0.31)/ $0.55 in PY

→ Q3 cash flow from operations impacted by working capital timing

→ Continued commitment to shareholder returns in YTD[1] period

- $127M in cash dividends
- $77M in share repurchases
- $204M in YTD shareholder remuneration represents ~11% of market capitalization
- ~ 9% LTM dividend yield[2]

→ Diluted EPS in YTD'26 (reported & adjusted) includes service revenue amortization[3] of $0.70 per share compared to $0.34 per share in 2025

- FY'26 Adjusted EPS expected to include $0.93** per share of service revenue amortization compared to $0.50 per share in FY'25

[1] Includes share repurchases through November 9, 2026
[2] Based on closing share price on November 9, 2026
[3] Calculated net of tax and non-controlling interest
*Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
** Calculated based on the YTD weighted average diluted shares outstanding as of September 30, 2026, and assuming an FX rate of 1.15

11 BRIGHTSTAR EARNINGS REPORT - Q3'26

BRIGHTSTAR

12 Strong Balance Sheet & Credit Profile BRIGHTSTAR EARNINGS REPORT – Q3’26 02 FINANCIAL RESULTS Q3’26 Net debt leverage* 3.30x Liquidity of $1.9B *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details ** Bank debt in 2031 is funds drawn on revolving credit facility Amounts in $ millions, unless otherwise noted ** Debt Maturity Profile As of September 30, 2026 Successfully extended debt maturity with issuance of €500M in senior secured notes - 227 227 227 454 471 - - 179 750 568 568 750 2026 2027 2028 2029 2030 2031 2032 2033 Bonds Bank Debt Senior secured notes issued September 2026

02 FINANCIAL RESULTS

Revenue Growth Accelerating in H2'26

H1'26 Revenue Growth


1%
3%
(8%)
(4%)
Operational Growth Drivers
FX
SRA
Reported Growth

H1'26 Operational Growth Drivers:

- Core business growth
- iLottery growth

Q3'26 Revenue Growth


4%
(1%)
(7%)
(4%)
Operational Growth Drivers
FX
SRA
Reported Growth

Q3'26 Operational Growth Drivers:

- Global product sales
- Other service revenue

Q4'26 Revenue Growth


MSD
Stable Y/Y
Operational Growth Drivers
FX
SRA
Reported Growth

Q4'26 Operational Growth Drivers:

- Italy B2C Expansion
- Global product sales
- Other service revenue

Contribution from operational growth drivers accelerating to MSD% in H2'26 reinforcing medium-term growth expectations

BRIGHTSTAR

13 BRIGHTSTAR EARNINGS REPORT – Q3'26

02 FINANCIAL RESULTS

Updating FY'26 Revenue & Profit Outlook

	Prior Outlook (EUR/USD @ 1.17)	Current Outlook (Q4'26 EUR/USD @1.12)
Revenue	$2.50B - $2.55B	$2.435B - $2.455B
Adjusted EBITDA	$1.16B – $1.19B	$1.14B - $1.16B
Cash from Operations [1] Including & excluding Lotto upfront license fee	~($900M)/$750M	~($900M)/$750M
CapEx [1]	~$450M - $475M	~$450M

- → Current full year revenue outlook includes:
  - MSD% contribution from operational growth drivers in H2'26
  - Updated H2'26 same-store sales expectations
  - Timing of certain Italy B2C expansion efforts
  - FX; current outlook assumes EUR/USD of 1.12 in Q4'26; 1.15 for FY'26 vs. prior assumption of 1.17 for Q4 and FY
  - ~$175M in incremental Italy Lotto-related service revenue amortization impacts FY'26 reported growth
- → Updated Adjusted EBITDA primarily reflects FX impact; current outlook reinforces attractive & resilient margin structure of business
- → Cash from operations remains unchanged; includes $1.67B for final Lotto license payment
- → CapEx updated to reflect timing between FY'26 & FY'27

Accelerating contribution from operational growth drivers reinforcing medium-term growth expectations & Adj. EBITDA trajectory

[1] *Reflects 100% consolidation of Italy joint venture; minority partner contributions representing their pro rata share are recorded in cash flows from financing activities*

14 BRIGHTSTAR EARNINGS REPORT – Q3'26

BRIGHTSTAR

03 Q&A

04 Appendix

Summary of Q3'26 Financial Results For the three months ended September 30, 2026 Y/Y Change Constant Currency ChangeGAAP Measures: 2026 2025 Service revenue Instant ticket & draw wager-based revenue 500 512 (2)% (2)% U.S. multi-state jackpot wager-based revenue 25 36 (30)% (30)% Upfront license fee amortization -99 -53 NM NM Other 121 109 11% 11% Total service revenue 547 604 (9)% (9)% Product sales 60 25 137% 142% Total revenue 607 629 (4)% (3)% Income (loss) from continuing operations 45 95 (53)% Income (loss) from continuing operations margin 7.4% 15.0% (7.6)pp Diluted EPS 0.12 0.29 Weighted Average Shares Outstanding - Diluted 185 196 Non-GAAP Measures: Adjusted EBIT* 130 185 (30)% (29)% Adjusted EBIT Margin* 21.4% 29.5% (8.0)pp (7.8)pp Adjusted EBITDA* 289 294 (2)% (1)% Adjusted EBITDA Margin* 47.5% 46.7% 0.8pp 1.2pp Adjusted EPS* 0.10 0.36 Note: EUR/USD FX daily average 1.15 in Q3'26 and 1.17 in Q3'25 Amounts in millions unless otherwise noted *Non-GAAP measure; see disclaimer on page 2 and reconciliation to the most directly comparable GAAP measures in Appendix for further results BRIGHTSTAR EARNINGS REPORT – Q3’2617

04 APPENDIX YTD’26 Revenue & Profit Profile 93% 7% Service Product Sales 49% 37% 14% U.S. & Canada Italy Rest of world 96% 4% Instant Ticket & Draw U.S. Multi-state Jackpots 9% 48% Income from continuing operations Adjusted EBITDA Revenue by Type Revenue by Geography Wager-based Revenue by Game Type Profit Margins BRIGHTSTAR EARNINGS REPORT – Q3’2618

For the three months ended September 30, Constant 2026 2025 Y/Y Change Currency Change Revenue Service Instant ticket & draw wager-based revenue 500 512 (2)% (2)% U.S. multi-state jackpot wager-based revenue 25 36 (30)% (30)% Upfront license fee amortization (99) (53) NM NM Other 121 109 11% 11% Total service revenue 547 604 (9)% (9)% Product sales 60 25 137% 142% Total revenue 607 629 (4)% (3)% Income (loss) from continuing operations 45 95 (53)% Adjusted EBITDA 289 294 (2)% (1)% For the three months ended September 30, Constant 2026 2025 Y/Y Change Currency Change Revenue (by geography) U.S. & Canada 301 304 (1)% (1)% Italy 208 257 (19)% (18)% Rest of world 98 69 42% 43% Total revenue 607 629 (4)% (3)% Q3'26 Select Performance and KPI Data $ in millions except otherwise noted BRIGHTSTAR EARNINGS REPORT – Q3’2619

Q3'26 Select Performance and KPI Data (1) Same-store sales represent the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods (2) Same-store revenue represents the change in same-store sales net of contract mix Same-store revenue growth (%) at constant currency (SSS growth plus impact of contract mix) (2) Same-store sales growth (%) at constant currency (wager-based growth) (1) Q3'26 Constant Q3'25 Constant Q3'26 Constant Q3'25 Constant Currency Change Currency Change Currency Change Currency Change Global Instant ticket & draw games (1.0)% 3.9% (0.5)% 5.6% U.S. multi-state jackpots (30.6)% 69.2% (29.9)% 73.6% Total (3.9)% 7.9% (2.5)% 8.5% U.S. Instant ticket & draw games (1.4)% 1.6% 0.3% 3.5% U.S. multi-state jackpots (30.6)% 69.2% (29.9)% 73.6% Total (5.5)% 7.7% (4.6)% 10.7% Italy Instant ticket & draw games (1.2)% 6.1% (1.4)% 5.9% Rest of world Instant ticket & draw games 3.3% 14.3% 1.8% 14.1% BRIGHTSTAR EARNINGS REPORT – Q3’2620

Income Statements

	For the three months ended September 30,			For the nine months ended September 30,		
	2026	2025	Y/Y Change	2026	2025	Y/Y Change
Service revenue (includes amortization of upfront license fees)	547	604	(9)%	1,655	1,750	(5)%
Product sales	60	25	137%	123	93	31%
Total revenue	**607**	**629**	**(4)%**	**1,778**	**1,843**	**(4)%**
Cost of services (excluding Depreciation and amortization)	285	276		861	819	
Cost of product sales (excluding Depreciation and amortization)	45	31		94	86	
General and administrative	49	44		143	164	
Research and development	15	11		43	33	
Sales and marketing	31	29		97	92	
Depreciation and amortization	59	55		170	163	
Restructuring	—	—		6	21	
Interest expense, net	50	36		143	130	
Foreign exchange (gain) loss, net	(1)	1		(17)	132	
Other expense, net	4	12		14	23	
Income before provision for income taxes	**70**	**134**		**225**	**180**	
Provision for income taxes	25	40		61	137	
Income from continuing operations	**45**	**95**		**164**	**43**	
Less: Net income attributable to non-controlling interests from continuing operations	23	38		72	105	
Net income from continuing operations attributable to Brightstar Lottery PLC	**22**	**57**		**91**	**(62)**	
Income from discontinued operations	**—**	**60**		**—**	**152**	
Less: Net income attributable to non-controlling interests from discontinued operations	—	—		—	4	
Net Income from discontinued operations attributable to Brightstar Lottery PLC	**—**	**60**		**—**	**148**	
Net income	**45**	**155**		**164**	**195**	
Less: Net income attributable to non-controlling interests from continuing operations	23	38		72	109	
Net income attributable to Brightstar Lottery PLC	**22**	**117**		**91**	**86**	
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC - diluted	**$0.12**	**$0.29**		**$0.49**	**$(0.31)**	
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted	**$0.10**	**$0.36**		**$0.34**	**$0.55**	

$ in millions except otherwise noted

BRIGHTSTAR

21 BRIGHTSTAR EARNINGS REPORT - Q3'26

Summarized Cash Flow Statements $ in millions For the three months ended September 30, For the nine months ended September 30, 2026 2025 2026 2025 Net cash provided by (used for) operating activities from continuing operations 73 (445) (1,101) 29 Capital expenditures (81) (65) (313) (239) Free Cash Flow (8) (509) (1,414) (211) Cash flow provided by/(used in) discontinued operations 10 3,946 34 3,819 Debt (repayment)/proceeds, net 49 (2,388) 322 (1,589) Repurchases of common stock (18) (251) (62) (251) Shareholder dividends paid (42) (647) (127) (728) Minority distributions, net (60) (10) 397 (43) Other, net 49 36 (80) (109) Other Investing/Financing Activities (11) 685 484 1,099 Net Cash Flow (19) 175 (930) 888 Effect of exchange rates/other (3) (25) (14) 33 Net Change in Cash and Restricted Cash (22) 150 (943) 921 BRIGHTSTAR EARNINGS REPORT – Q3’2622

For the three months ended September 30, For the nine months ended September 30, 2026 2025 2026 2025 Income from continuing operations 45 95 164 43 Provision for income taxes 25 40 61 137 Interest expense, net 50 36 143 130 Foreign exchange (gain) loss, net (1) 1 (17) 132 Restructuring — — 6 21 Stock-based compensation 8 3 22 15 Other expense, net 4 12 14 23 Adjusted EBIT 130 185 391 500 Depreciation 44 45 126 135 Amortization - service revenue (1) 99 53 300 154 Amortization - non-purchase accounting 14 8 40 21 Amortization - purchase accounting 1 2 4 7 Adjusted EBITDA 289 294 861 818 Cash flows from operating activities - continuing operations 73 (445) (1,101) 29 Capital expenditures (81) (65) (313) (239) Free Cash Flow (8) (509) (1,414) (211) $ in millions (1) Includes amortization of upfront license fees Reconciliation of Non-GAAP Financial Measures BRIGHTSTAR EARNINGS REPORT – Q3’2623

All amounts from continuing operations For the three months ended September 30, 2026 For the three months ended September 30, 2025 Pre-Tax Impact Tax Impact (1) Net Impact Pre-Tax Impact Tax Impact (1) Net Impact Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted 0.12 0.29 Adjustments: Foreign exchange (gain) loss, net (0.01) — (0.01) 0.00 — 0.01 Amortization - purchase accounting 0.01 — — 0.01 — 0.01 Discrete Tax Items 0.00 — 0.00 0.04 — 0.04 (Gain) loss on the extinguishment of debt (0.01) — (0.01) 0.04 — 0.04 Other non-recurring adjustments 0.00 — 0.00 0.01 — 0.01 Net adjustments (0.02) 0.07 Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted 0.10 0.36 Reported effective tax rate 36.0% 29.6 % Adjusted effective tax rate 39.1% 26.7 % Adjusted EPS weighted average shares outstanding (in millions) 185 (2) 196 (2) Reconciliation of Non-GAAP Financial Measures All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) Includes the dilutive impact of share-based payment awards BRIGHTSTAR EARNINGS REPORT – Q3’2624

All amounts from continuing operations For the nine months ended September 30, 2026 For the nine months ended September 30, 2025 Pre-Tax Impact Tax Impact (1) Net Impact Pre-Tax Impact Tax Impact (1) Net Impact Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted 0.49 (0.31) Adjustments: Foreign exchange (gain) loss, net (0.09) 0.01 (0.10) 0.66 (0.03) 0.69 Amortization - purchase accounting 0.02 0.01 0.02 0.03 — 0.03 Discrete tax items — 0.09 (0.09) — — — Loss on the extinguishment of debt — — — 0.04 — 0.04 Restructuring and transformation 0.03 0.01 0.02 0.10 0.03 0.08 Other non-recurring adjustments 0.01 — — 0.04 0.01 0.03 Net adjustments (0.15) 0.86 Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted 0.34 0.55 Reported effective tax rate 27.2% 76.1 % Adjusted effective tax rate 37.8% 38.9 % Adjusted EPS weighted average shares outstanding (in millions) 186 (2) 201 (2) Reconciliation of Non-GAAP Financial Measures All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) Includes the dilutive impact of share-based payment awards BRIGHTSTAR EARNINGS REPORT – Q3’2625